EXHIBIT 12.3

PACCAR and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Year ended December 31				
	2003	**2002**	**2001**	**2000**	**1999**
FIXED CHARGES					
Interest expense- PACCAR and subsidiaries (1)	**$ 137.1**	$ 162.8	$ 216.9	$ 249.2	$ 188.3
Portion of rentals deemed interest	**12.9**	12.7	13.5	13.2	17.7
TOTAL FIXED CHARGES	**$ 150.0**	$ 175.5	$ 230.4	$ 262.4	$ 206.0
EARNINGS					
Income before taxes- PACCAR and Subsidiaries (2)	**$ 805.5**	$ 574.1	$ 255.3	$ 665.1	$ 923.2
FIXED CHARGES	**150.0**	175.5	230.4	262.4	206.0
EARNINGS AS DEFINED	**$ 955.5**	$ 749.6	$ 485.7	$ 927.5	$ 1,129.2
RATIO OF EARNINGS TO FIXED CHARGES	**6.37x**	4.27x	2.11x	3.53x	5.48x

(1) Exclusive of interest paid to PACCAR.

(2) Includes before-tax earnings of wholly-owned subsidiaries.